Exhibit 99.3

EIGER ANNOUNCES PRIVATE PLACEMENT

Toronto, Ontario – June 23, 2008 - Eiger Technology, Inc. (CNQ: GAME, OTCBB: ETIFF) ("Eiger" or the “Company”) is pleased to announce that it is conducting a private placement of common shares (the "Private Placement"), which if fully subscribed, will generate proceeds of $1,000,000.  The Company intends to close the Private Placement subsequent to its planned share consolidation of one post-consolidation common share for every ten pre-consolidation common shares as indicated in a press release dated June 20, 2008.

The Private Placement is being offered with a maximum subscription of 4,000,000 common shares at a price of $0.25 per share, on a post-consolidation basis.  The Company anticipates its name to have been changed to "Gamecorp Ltd." by the Private Placement closing date.  The Private Placement is a non-brokered private placement and is subject to regulatory approval.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a public company that trades under the symbol GAME on the Canadian Trading and Quotation System Inc. and under the symbol ETIFF on the Over the Counter Bulletin Board.  For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Eiger Technology, Inc.
Telephone: (416) 477-5656, Ext. 301